                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                  Jalate, Ltd.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   470145 10 3
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                                 (CUSIP NUMBER)


                                John D. Robertson
                           1600 Bank of Oklahoma Plaza
                               201 Robert S. Kerr
                         Oklahoma City, Oklahoma  73102
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                       (Name, Address and Telephone Number
                         of Person authorized to Receive
                           Notices and Communications)


                               October 10, 1997
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_____].

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. ___________

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    William M. DeArman                                              ###-##-####
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2.  Check the Appropriate Box if a Member of a Group            (a) [___]
                                                                (b) [ X ]

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3.  SEC Use Only


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4.  Source of Funds


    PF/00
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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to items
    2(d) or 2(e)
                                                                          [____]
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6.  Citizenship or Place of Organization

         United States
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                   7.   Sole Voting Power

Number of               176,000
Shares             ------------------------------------------------------------
Beneficially       8.   Shared Voting Power
Owned by Each
Reporting Person        4,200
With               ------------------------------------------------------------
                   9.   Sole Dispositive Power

                        176,000
                   ------------------------------------------------------------
                   10.  Shared Dispositive Power

                        4,200
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    180,400
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12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ X ]

Excludes 17,500 shares held by or for the benefit of the reporting person's children.
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13. Percent of Class Represented by Amount in Row (11)

           5.3%
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14. Type of Reporting Person

    IN
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                                        2

                                  SCHEDULE 13D

Item 1.  SECURITY ISSUER.

    Title of class of equity securities:  Common Stock, no par value
    Issuer: Jalate, Ltd.
    Address of principal executive offices: 1675 South Alameda Street, Los Angeles, California 90021

Item 2.  IDENTITY AND BACKGROUND.

    This statement is filed by William M. DeArman.

    William M. DeArman is a private investor. Mr. DeArman's address is 5420 Huckleberry Lane, Houston, Texas 77056. Mr. DeArman is a United States citizen.

    Mr. DeArman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The funds used to purchase the Common Stock of the Issuer came from the personal funds of Mr. DeArman, the funds of an individual retirement account for the benefit of Mr. DeArman, the funds of a trust of which Mr. DeArman is the sole beneficiary, and the funds of an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman, as the case may be. See Response to Item 5 below. The aggregate purchase price of the 180,400 shares of Common Stock beneficially owned by Mr. DeArman was $399,011.10, including brokerage commissions.

Item 4.  PURPOSE OF TRANSACTION.

    The purpose of the acquisition of the shares of Common Stock by Mr. DeArman is for investment, and the purchases were made in the ordinary course of business. Mr. DeArman may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him at any time. Mr. DeArman does not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of
    Schedule 13D.  Mr. DeArman may,


                                        3
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    at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) The aggregate number of shares of Common Stock of the Issuer beneficially owned by Mr. DeArman is 180,400 or approximately 5.3%. Of this amount, 175,000 shares were purchased by Mr. DeArman, 4,000 shares were purchased by a trust of which Mr. DeArman is the sole beneficiary, 200 shares were purchased by an individual retirement account for the benefit of Mr. DeArman, 200 shares were purchased by an individual retirement account for the benefit of Mr. DeArman's wife, Carol DeArman, and 1,000 shares were purchased by Mr. DeArman as custodian for the benefit of certain of Mr. DeArman's children.

         This amount does not include 3,000 shares held individually by one of Mr. DeArman's children or 14,500 shares held by trusts for the benefit of certain of Mr. DeArman's children. Mr. DeArman disclaims beneficial ownership of these 17,500 shares held by or for the benefit of his children.

    (b) Mr. DeArman has the sole power to vote and to dispose of 176,000 shares of Common Stock of the Issuer. Mr. DeArman shares the power to vote and dispose of 4,200 shares of Common Stock of the Issuer. Delaware Charter Guarantee & Trust Company, P. O. Box 8963, Wilmington, Delaware 19899-8963, shares the power to vote and dispose of the 4,000 shares of Common Stock held in trust for Mr. DeArman. Merrill Lynch Pierce Fenner & Smith, 3100 Texas Commerce Tower, Houston, Texas 77002 shares the power to vote and dispose of the 200 shares of Common Stock held by Mr. DeArman's individual retirement account.

    (c)

-------------------------------------------------------------------------------------
IDENTITY OF PERSON   DATE OF         NO. OF      PRICE PER SHARE     TYPE OF
 WHO EFFECTED THE    TRANSACTION      SHARES                         TRANSACTION
   TRANSACTION
-------------------------------------------------------------------------------------
William M. DeArman   09/03/97         25,000         $1.816          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   09/08/97            200          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   09/11/97          1,000          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   09/12/97            300          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   09/16/97            200          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   09/29/97         36,000          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   10/09/97         25,000          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   10/10/97         23,100          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   10/13/97          1,000          $1.75          Brokerage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
William M. DeArman   10/14/97            900          $1.75          Brokrage -
                                                                     Sanders Morris
                                                                     Mundy, Inc.
-------------------------------------------------------------------------------------

    (d)  Not Applicable.

    (e)  Not Applicable.

                                          5
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Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

    None.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    None.

                                          6
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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED: October 15, 1997.





                             /s/ William M. DeArman
                             --------------------------------------------
                             William M. DeArman

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